 ANIMAS RESOURCES LTD.                                      TSX.V: ANI

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#410 – 325 Howe St., Vancouver, BC Canada V6C 1Z7   Tel: 604-687-6197   Fax: 604-688-3392

April 19, 2010

NR 10-6

Animas Resources Commences Santa Gertrudis Drilling program

Highlights:

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 3,000± meter core drilling program started at El Tigre

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Epithermal targets being reviewed

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Two companies reviewing the mine for leach potential

Animas Resources (TSX.V: ANI) is pleased to announce it has started the 2010, 3,000± meter core drilling program.  The integration of the gravity, Induced Polarization and geochemical/geological data verifies that the El Tigre area has potential for proximal base metal skarn, potentially distal precious metal, and porphyry-hosted mineralization. The drill holes sited are designed to explore for the causative intrusive and proximal skarn mineralization. The distal gold potential will be considered as part of the review of the non NI 43-101 compliant resource reviews.

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C. LOS
ARET-004
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Tigre_Enedina Prospect
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Drilling 2009
Mag_Skarn
Skarn_Limit
Stg_Skarn
Hornfels
fault_measured_line_2000
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Kl_mural_poly
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Ks_lower_mural_poly
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Additional targets also are under consideration and include extensions of the Cristina epithermal gold mineralization to the north and the potentially bonanza-grade roots of this system. Additionally, several other targets are under detailed review and may be drilled if large tonnage potential can be inferred.

Review of Mine for Leach potential

Animas has signed confidentially agreements with two companies permitting each to review the mine for leach potential of the district.  In addition to the NI 43-101 compliant resources at the La Cristina deposit, the district has non-compliant historic resources and existing lined leach pads.  Animas also is considering commissioning a new resource review to potentially update some of the historic resources.

Gregory E. McKelvey, President of Animas, commented “We are excited to test the large tonnage potential El Tigre targets and continues to delineate other quality targets for additional drilling”. He further commented “we have known from the beginning that the district has important potential for mine for leach material and now that the principle focus for large discoveries is not spatially in the areas of known oxide resources and historic occurrence, it is a good time to entertain serious reviews of the leach potential.”

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects, including recently announced Ariel copper/gold properties in Sonora, Mexico and Golden Arrow and Kinsley Mountain gold properties in Nevada, USA.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected